Annual Report

Cover Page

Name of issuer:

SiteWit Corp.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **FL**

Date of organization: **6/18/2009**

Physical address of issuer:

5201 W Kennedy Blvd,
Suite 500
Tampa FL 33609

Website of issuer:

https://kliken.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

19

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,550,386.00	$1,418,892.00
Cash & Cash Equivalents:	$465,615.00	$421,216.00
Accounts Receivable:	$32,654.00	$10,537.00
Short-term Debt:	$1,694,317.00	$1,731,365.00
Long-term Debt:	$2,181,471.00	$1,579,775.00
Revenues/Sales:	$7,516,604.00	$9,696,664.00
Cost of Goods Sold:	$6,520,514.00	$8,085,852.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,540,418.00)	($1,966,038.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SiteWit Corp.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Marc Sokol	Managing Partner	Florida Funders	2016
Marc Fratello	Business Development	Marxent Labs	2012
Donald Berndt	Chief Scientist	Kliken	2010
Jonathan Gordon	Managing Partner and Co-Founder	Stage 1 Ventures	2012
Ricardo Lasa	CEO & Co-Founder	Kliken	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Charles Fox	COO & Principal Accounting Officer	2022
Jesse Baynard II	VP of Engineering	2010
Donald Berndt	Chief Scientist	2010
Christopher Lord	CTO	2010
Ricardo Lasa	CEO	2010
James McCart	Chief AI Officer	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ricardo Lasa	5244748.0 Common, Preferred	48.78

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections:

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, which people think is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business

Any valuation at this stage is difficult to assess:

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment

The transferability of the Securities you are buying is limited:

Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce

Your investment could be illiquid for a long time:

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advertising/ecommerce software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment

If the Company cannot raise sufficient funds, it will not succeed:

The Company is offering Series C Preferred Stock in the amount of up to $3M in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds".

Terms of subsequent financings may adversely impact your investment:

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share

Management Discretion as to Use of Proceeds:

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and based on management's best estimate of the probable results of our operations, and they have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. However, some assumptions may not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. However, it is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should be further assumed that competition will intensify.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render future patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome, or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and the advertising platforms themselves. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. We may experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kliken or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. We also rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kliken could harm our reputation and materially negatively impact our financial condition and business.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Donald Berndt is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B-2 Preferred			

Preferred Stock	3296600	3,296,600	Yes ∨
Series B-1 Preferred Stock	3262800	3,262,800	Yes ∨
Common Stock	1300000	1,300,000	Yes ∨
Series C Preferred Stock	1500000	859980	No ∨
Series A-2 Preferred Stock	2045400	2,045,400	Yes ∨
Series A-1 Preferred Stock	306300	306,300	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	617,700

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Ricardo Lasa
Issue date	09/30/22
Amount	$3,500,000.00
Outstanding principal plus interest	$2,021,933.00 as of 04/29/24
Interest rate	10.0% per annum
Maturity date	12/31/26
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2022	Section 4(a)(2)	Preferred stock	$6,221,013	General operations
8/2023	Regulation Crowdfunding	Preferred stock	$106,161	General operations
9/2023	Section 4(a)(2)	Preferred stock	$2,855,003	General operations
4/2024	Section 4(a)(2)	Preferred stock	$1,000,004	General operations
4/2024	Regulation Crowdfunding	Priced Round	$547,918	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  1. any director or officer of the issuer;
  2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
  4. or any immediate family member of any of the foregoing persons.

  ☑ Yes
  ☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ricardo Lasa
Amount Invested	$3,500,000.00
Transaction type	Loan
Issue date	09/30/22
Outstanding principal plus interest	$2,021,933.00 as of 04/29/24
Interest rate	10.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	CEO

Name	Ricardo Lasa
Amount Invested	$1,000,004.00
Transaction type	Priced round
Issue date	04/04/24
Relationship	CEO, Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Milestones

SiteWit Corp. was incorporated in the State of Florida in June 2009.

Since then, we have:

- Next-gen ad platform alternative to Google and Facebook Ads serving 0.5 million SMBs to date.

- Trusted and vetted by VC Stage 1 Ventures & Florida Funders

- Over 30 Tier-1 business partnerships in place including WooCommerce, Wix, VISA, Ecwid & One.com

- Kliken's Proprietary ad tech platform monetizes at scale with 40% margins

- We have generated over $220 million in sales for our customers in the last 2 years

- Huge Market Opportunity: 60+ million SMBs in US and EU, less than 10% of them advertise online

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $7,516,604 compared to the year ended December 31, 2022, when the Company had revenues of $9,696,664. Our gross margin was 13.25% in fiscal year 2023, compared to 16.61% in 2022. However, Product Profit Margin increased to 21.2% from 21.0% in 2022. This measures the profitability margin of the products, excluding fixed platform costs.

- *Assets.* As of December 31, 2023, the Company had total assets of $1,550,386, including $465,615 in cash. As of December 31, 2022, the Company had $1,418,892 in total assets, including $421,216 in cash.

- *Net Loss.* The Company has had net losses of $2,540,418 and net losses of $1,966,038 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $2,181,471 for the fiscal year ended December 31, 2023 and $3,311,140 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,500,000 in debt and $22,874,956 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SiteWit Corp. cash in hand is $241,116, as of April 2024. Over the last three months, revenues have averaged $548,840/month, cost of goods sold has averaged $474,471/month, and operational expenses have averaged $223,522/month, for an average burn rate of $149,153 per month. We intend to be profitable in 9 months, supported by the fact that we have reduced our burn rate by over 25% in the past 6 months.

Kliken's unwavering commitment to innovation has led to the expansion of our product offerings, notably with the recent introduction of Kliken Ads Services. This milestone positions us to directly compete with industry giants like Google and Meta, particularly in the realms of Display/Retargeting. Additionally, our Kliken Ads Shopping product allows us to compete with these platforms' shopping products. This expansion not only strengthens our presence in the market but also demonstrates our ambition to establish a unique identity in the dynamic digital advertising landscape.

The stabilization in the markets through the latter half of 2023 was favorable for Kliken's operations and the broader business environment. While customer spending began a recovery from the low points of H1'2022 however the volume of businesses returning to the marketing is still lagging. Caution is warranted as we closely monitor the impact on small and medium-sized business recovery as overall, there still exists economic uncertainty at the consumer level.Over the next 3-6 months, Kliken expects to accelerate a balanced product revenue distribution, with the continued expansion of the Kliken Ads product as well has growth and focus on the Meta ecosystem. This, combined with our continued focus on operational expenditure has provided a foundation for success as noted with the decreasing cash burn. Typical for SaaS companies our main costs, apart from the Cost of Sales (CoS), are related to personnel, data, hosting, and software. Our variable expenses are tied to customer advertising campaigns and associated spending. These costs are largely dictated by advertising platforms, giving us limited control to reduce them.

However, our introduction of Kliken Ads, along with a continual focus on product margins and pricing on our other products has allowed us to create a fair and transparent pricing platform that will generate 15%+ margins and which will be implemented from H2'24 onwards.Coupled with the expansion and redistribution of revenues, we continue to our commitment of cost efficiency. Despite the macroeconomic challenges of the past year, all decisions have been made with cost control in mind. This approach yielded a commendable 7% reduction in Operating Expenses (OpEx).

At present, Kliken is generating revenue, and we have earmarked additional investments to enable rapid growth and the execution of significant partner integrations. This strategic move is aimed at redefining our value proposition for customers and establishing us as a prominent player in the market.

In summary, our short-term financial outlook is promising. With the introduction of Kliken Ads Services and a prudent investment approach, we anticipate significant MRR growth coupled with a static OpEx base. Our current revenue generation forms the foundation for our strategic expansion driven by investment, which will enhance our market presence and customer offerings.Kliken's current financial status reflects non-profitability. Barring additional external investment, our breakeven projections are targeted for late H2'2024. These projections hinge on the assumption of a conducive economic environment, encouraging the resurgence of small and medium businesses (SMBs), along with a steadfast commitment to customer retention and expansion

Continued focus resides on direct channel marketing. This strategic initiative will spearhead a novel customer acquisition model, further amplifying our market reach and growth potential. These funds will be strategically allocated to fortify our product portfolio and revolutionize customer acquisition, thereby bolstering our position in the digital marketing realm.

Kliken has a line of credit available from its CEO/Founder Ricardo Lasa, with $1.8 million remaining for operational needs. This funding source, coupled with our current cash flow and burn projections, is anticipated to adequately support the company until the close of 2024, or up until our breakeven month. While profitability remains a goal yet to be reached, we've diligently curbed our cash burn rate by augmenting revenues and implementing cost-cutting measures. This concerted effort is expected to drive the reduction of our monthly burn to less than $70,000 by Q3'2024 a further 50% decrease in burn and result in positive cashflows in Q4'24. Our strategic focus on sustained fiscal discipline positions us well to navigate short-term burn concerns as we progress through our campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ricardo Lasa, certify that:

(1) the financial statements of SiteWit Corp. included in this Form are true and

complete in all material respects ; and

(2) the financial information of SiteWit Corp. included in this Form reflects

accurately the information reported on the tax return for SiteWit Corp. filed for

the most recently completed fiscal year.

Ricardo Lasa
CEO & Co-Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://kliken.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Charles Fox
- Christopher Lord
- Donald Berndt
- James McCart
- Jesse Baynard II
- Jonathan Gordon
- Marc Fratello
- Marc Sokol
- Ricardo Lasa

Appendix E: Supporting Documents

- ttw_communications_136536_182733.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Kliken Subscription Agreement 2023
- SPV Subscription Agreement
- Kliken Subscription Agreement 2023

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Charles Fox
- Christopher Lord
- Donald Berndt
- James McCart
- Jesse Baynard II
- Jonathan Gordon
- Marc Fratello
- Marc Sokol
- Ricardo Lasa

Appendix E: Supporting Documents

- ttw_communications_136536_182733.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SiteWit Corp.

By

Ricardo Lasa
_____
CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ricardo Lasa
_____
CEO & Co-Founder
5/6/2024

Charles Fox
_____
COO & Principle Accounting Officer
5/6/2024

Donald J Berndt
_____
Chief Scientist
5/9/2024

Marc Fratello
_____
Board
5/10/2024

Jonathan Gordon
_____
Board
5/14/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.